Exhibit 99.5

Sphere 3D Announces Pricing of $192.1 Million Registered Direct
Offering Priced At-the-Market to Help Secure the Initial Order of
60,000 Miners

Toronto, Canada - September 3, 2021 - Sphere 3D Corp. (NASDAQ: ANY) (the "Company" or "Sphere 3D") announced today that it has entered into a securities purchase agreement with institutional investors to purchase $192.1 million of its common shares and warrants in a registered direct offering priced at-the-market under Nasdaq rules. The combined purchase price for one common share and one-half warrant to purchase one common share is $8.50. Under the terms of the agreement, Sphere 3D has agreed to sell a total of 22,600,000 common shares and warrants to purchase 11,300,000 common shares. The warrants have an exercise price of $9.50 per share, are exercisable immediately and will expire five years following the date of issuance. Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $192.1 million before deducting the placement agent's fees and other estimated offering expenses. The offering is expected to close on or about September 8, 2021, subject to the satisfaction of customary closing conditions.

The proceeds of the raise will be utilized, in part, for the previously announced purchase of the initial 60,000 miners, which commence shipping in November 2021, of the potential 220,000 miners available for purchase through its agreements with Hertford Advisors.  The 60,000 miners, in combination with the Gryphon Digital Mining's 7200 miners will have a combined capacity of approximately 6.4 Exahash.  Sphere's goal is to become one of the carbon neutral leaders in the bitcoin mining industry through deployment of state of the art crypto mining equipment powered by renewable energy.

The securities described above are being offered pursuant to a shelf registration statement on Form F-3 (File Nos. 333-259092 & 333-259277), which was declared effective by the United States Securities and Exchange Commission ("SEC") on September 2, 2021. The offering of the common shares, the warrants and the common shares underlying the warrants will be made only by means of a prospectus supplement that forms a part of the registration statement. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, UCX ConneXions and SnapServer®, dedicated to helping customers achieve their IT goals. For more information on Sphere 3D, please visit www.sphere3d.com.

Forward-Looking Statements

The above news release contains forward-looking statements. The statements contained in this document that are not statements of historical fact, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, including statements related to expected market trends and the Company's performance, are all "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based except as required by applicable law and regulations.

Sphere 3D Contact

Kurt Kalbfleisch +1-858-495-4211 investor.relations@sphere3d.com